
August 30, 2022

Ming Zhao
Chief Financial Officer
China Jo-Jo Drugstores Holdings, Inc.
Hai Wai Hai Tongxin Mansion Floor 6
Gong Shu District, Hangzhou City, Zhejiang Province
People's Republic of China, 310008

>   **Re: China Jo-Jo Drugstores Holdings, Inc.**
>   **Amended Registration Statement on Form F-3**
>   **Filed November 4, 2021**
>   **File No. 333-259692**

Dear Mr. Zhao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2021 letter.

<u>Amendment No. 2 to Registration Statement on Form S-3 filed August 5, 2022</u>

<u>Cover Page</u>

1.   We note your response to comment 1, as well as your amended disclosure that "[w]e, through contractual agreements, establish the VIE structure <u>to manage and invest</u> Chinese-based companies . . . ." Please revise to state that you, through contractual agreements, establish the VIE structure <u>to provide exposure to foreign investment</u> in such China-based companies, as you state on page 2. Also revise your disclosure on page 10 that "[t]he VIE structure is used <u>in</u> foreign investment in Chinese-based companies . . . " to similarly disclose that such structure is used <u>to provide exposure</u> to foreign investment in such companies. (Emphasis added with respect to all quoted language.)

2.   We note your response to comment 2, as well as your disclosure that "[a]ll references to "we," "us," "our," "the Company," "CJJD," or similar terms used in this prospectus refer to China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company with limited liability, including its consolidated subsidiaries, <u>the variable interest entities ("VIEs") and the VIEs' subsidiaries</u>, unless the context otherwise indicates" (emphasis added). Please remove the references to the VIEs and their subsidiaries from this definition of the registrant, disclose how you will refer to the VIEs and their subsidiaries when providing disclosure throughout the document so that it is clear to investors which entities the disclosure is referencing, and revise the prospectus accordingly. Make conforming changes on page 1 in your prospectus summary. Also revise the second sentence of the 10th paragraph of the cover page, as well as the first paragraph of "Overview" on page 2, to identify "[y]our entity" that is offering the securities in this offering.

3.   Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act, the Accelerating HFCAA and related regulations will or would affect your company. Include a reference to the agreement reached by the PCAOB and PRC authorities on August 26, 2022. Make conforming changes in your discussion on page 12 in the section entitled "Cautionary Statement Regarding Holding Foreign Companies Accountable Act" and in your risk factors.

4.   We note your cross-reference to your general "Risk Factors" section. Please also include a cross-reference to the sub-section entitled "Risks Related to Our Corporate Structure and Doing Business in the PRC" beginning on page 13. Please revise the first sentence of the 11th paragraph of the cover page to state that the risks being discussed also could result in the value of your securities to significantly decline or be worthless.

5.   We note your response to comment 4. In connection therewith:

   •   We note your disclosure that "[a]s of the date of this prospectus, the Company did not have any distributions and does not intend to distribute any dividends in any forms in the near future." Please also disclose whether any dividends or distributions have been made to your investors, whether through your holding company, subsidiaries or consolidated VIEs, quantify such amounts, and make conforming changes on page 8.

   •   Revise your disclosure discussing transfers between Jiuxin Medicine to Jiuzhou Pharmacy to quantify the amounts in the last three fiscal years, as you do on page 8. Ensure your discussion here discloses your intentions to distribute earnings or settle amounts owed under all of the VIE agreements and revise page 8 accordingly, and in addition to the transfers between Jiuxin Medicine to Jiuzhou Pharmacy, disclose whether any other transfers have been made between the holding company, its subsidiaries and the other consolidated VIEs and quantify as applicable. In particular, state whether there have been any transfers involving the other VIEs, and make conforming changes on page 8 where you similarly only discuss the two VIEs Jiuxin Medicine and Jiuzhou Pharamcy.

- Provide cross-references to the condensed consolidating schedule and the consolidated financial statements on the cover page and in your summary in the section entitled "Cash Transfer and Dividend Payment."

6.   Please amend your disclosure here and in the summary, summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

7.   We note your disclosure on page 8 that discusses some of your cash management policies, such as regulatory limitations on your ability to transfer cash between you, your subsidiaries or investors. Please briefly discuss such limitations here and provide a cross-reference to your discussion of this issue in your summary. In both places, describe any other regulatory cash management policies that dictate how funds are transferred, as well as any such policies that are contractual in nature, and identify which regulations/contracts dictate which policies.

8.   We note your disclosure that "holding the Company through contractual agreements may not be as effective as direct equity ownership . . . " (emphasis added). Please explain what you mean by "holding" or revise to clarify, if true, that you are "conducting the operations" of your company through contractual arrangements with the VIEs.

Prospectus Summary, page 1

9.   We note your disclosure on your cover page that there are four consolidated VIEs (Jiuzhou Pharmacy, Jiuxin Medicine, Jiuzhou Service and Jiuzhou Clinic), but you do not highlight Linjia Medical as a VIE despite identifying such entity as a VIE in your chart on page 5. Further, your structure chart indicates that Jiuxin Medicine is a wholly-owned subsidiary of Jiuzhou Pharmacy, one of the VIEs, and also indicates that Linja Medical is a majority-owned subsidiary of Jiuzhou Pharmacy. Please revise to clarify on the cover page and in your structure chart whether you consider Jiuxin Medicine and Linja Medical to both be VIEs or to be solely operating subsidiaries of the VIEs, and provide us with your analysis as to why such entities are deemed to be VIEs or not. To the extent that such entities are VIEs, revise your structure chart to indicate as such with dotted lines, revise your cover page to ensure consistency, and also describe the related contractual arrangements with Jiuxin MEdicine and Linja Medical in your discussion of the VIEs' contractual arrangements on pages 9 and 10.

10.   We note your response to comment 7, as well as your amended disclosure on page 4 in the paragraph beginning with "The management understood that neither the Company, nor any of its subsidiaries, including the VIEs are currently required to obtain approval from

Chinese authorities . . . to list on U.S. exchanges or issue securities to foreign investors."
In connection therewith, please:

- Revise to expand your discussion to cover both permissions and approvals in each
instance in which you refer to either only a permission or approval.

- In each instance in which you refer to permissions or approvals required "to list on
U.S. exchanges," expand such discussion to also cover permissions or approvals
required to offer the securities being registered to foreign investors.

- Expand your discussion to cover the permissions or approvals required to operate
your business, as you do in your amended disclosure on page 11.

- Describe the consequences to you and your investors if you, your subsidiaries, or the
VIEs do not receive or maintain any required permissions or approvals or mistakenly
conclude that any required permissions or approvals are not required, or applicable
laws change and require you to obtain permissions or approvals in the future. In this
regard, we note that your disclosure on page 11 appears to be limited to permissions
or approvals required by the CSRC. For additional guidance, please see the Division
of Corporation Finance's Sample Letter to China-Based Companies issued by the
Staff in December 2021, and in particular sample comment 8.

- State affirmatively whether you have received all requisite permissions or approvals
to operate your business and conduct this offering to foreign investors.

11. Throughout your prospectus as applicable, disclose whether you relied upon an opinion of
counsel with respect to your conclusions regarding whether you are required to obtain
various permissions or approvals to conduct your operations and offer securities to
investors. In this regard, we note your disclosure regarding "[y]our PRC counsel" on page
18, however it is not clear whether counsel provided you with an opinion and, if so, the
scope of such opinion. If you did not rely upon an opinion of counsel with respect to your
conclusions regarding permissions and approvals to operate your business and to offer
securities to investors, state as much, explain why such an opinion was not obtained, and
discuss how you came to the stated conclusions and the basis on which you made such
determinations. If you did rely on an opinion of counsel, name the counsel in your
summary and risk factor, file their consent as an exhibit to this registration statement, and
revise to address your reliance on local counsel with respect to specific conclusions (for
example in your disclosure on page 4 in which you state, "[b]ased on the above and our
understanding of the Chinese laws and regulations currently in effect as of the date of this
prospectus, we are not required to submit an application to the CSRC or the CAC for the
approval of this offering and the listing and trading of our securities on the Nasdaq").

12. Please clarify in your definition of "China" that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. Revise your prospectus to discuss the regulations applicable to you, the VIEs and subsidiaries in the regions in which you and they operate, such as Hong Kong.

Contractual Arrangement with HJ Group and the Key Personnel, page 9

13. We note your response to comment 5, as well as your amended disclosure discussing your "relationships with HJ Group and the Key Personnel." Please revise to define and discuss which entities and/or individuals comprise HJ Group and the Key Personnel, as your disclosure is not clear as to how these entities and/or individuals are connected to your corporate structure. To the extent applicable, ensure consistency between your discussion of Key Personnel and your discussion of the shareholders of the VIEs on page 10.

Licenses and Permits, page 9

14. We note your disclosure that the Draft Rules Regarding Overseas Listing "have a comment period that expires on January 23, 2022." Please update this discussion to disclose that such comment period has expired, if true.

Cautionary Statement Regarding our Variable Interest Entity Structure, page 10

15. We note your disclosure that you are subject to risks due to uncertainty of "the validity and enforcement of the VIE Agreements" and that you are "subject to the risks of uncertainty about any future actions of the PRC government in this regard." Please also disclose that the contractual arrangements may be less effective than direct ownership due to such risks and that the company may incur substantial costs to enforce the terms of the arrangements. Also discuss the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

16.   We note your response to comment 3, as well as your amended disclosure, and we reissue the comment in-part. Please revise any references to control or benefits that accrue to you because of the VIEs so that such discussion is limited to and clearly describes the conditions you met for consolidation of the VIE under U.S. GAAP.   Your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary.   In this regard, please revise or remove your reference to "absolute control rights" as well as your disclosure that the "VIE Agreements may not be effective in providing control over the VIEs" (page 11), that you "have entered into a series of agreements that provide us with substantial ability to control the VIEs" (page 14), that you "may lose control of [y]our consolidated VIEs" (page 14) and your discussion regarding your "control over [y]our consolidates VIEs" (page 15). We further note references throughout the prospectus to "our VIEs," "our subsidiaries and consolidated VIEs," "our operating VIEs" and similar statement. Please refrain from using terms such as "we" or "our" when describing activities or functions of VIEs; instead, disclose that your VIEs are consolidated for accounting purposes with you as the beneficiary but are not entities in which you own equity or control.

17.   We also note your amended disclosure on the cover page that "[t]hese contractual agreements have not been tested in a court of law." Please revise to disclose as such in this section.

18.   We note your response to comment 8, as well as your amended disclosure that "due to the novelty of this regulation and lack of the official guidance, the <u>CSRC</u> may reach a different conclusion" (emphasis added). Please revise to explain why the <u>CSRC</u> may reach a different conclusion with respect to the application of the Measures of Cybersecurity Review or revise to clarify that the applicable agency is the <u>CAC</u>, if true (emphasis added).

<u>Cautionary Statement Regarding Doing Business in China, page 11</u>

19.   We note your response to comment 6 and we reissue the comment in-part. In particular:

- Please include a summary risk factors section in the prospectus summary, and for each China-related summary risk factor, include a cross-reference to the relevant individual detailed risk factor.

- We note your disclosure that "the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice . . . ." Please revise to also state that rules and regulations in China <u>can</u> change quickly with little advance notice (emphasis added).

- Revise your disclosure that the "PRC government may at any time intervene or influence <u>your</u> operations" to instead state that the PRC government may at any time or influence "<u>our</u>" operations, to communicate that you are discussing the operations of the company (emphasis added).

- Revise your disclosure that the PRC government "may exert more control through regulation revisions or interpretation implementation" to clarify that they may exert more control <u>over offerings conducted overseas and/or foreign investment in China-based issuers</u> (emphasis added).

- We note your disclosure that "[i]f that happens, it may completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless." Also state that such actions could result in a material change in your operations and/or the value of the securities being offered.

<u>Enforceability of Civil Liabilities, page 46</u>

20. We note your disclosure that "a majority of our directors and officers are nationals or residents of jurisdictions other than the United States." To the extent that you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, please revise to state that is the case and identify the relevant individuals here. Please also include a separate risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals.

<u>Exhibit 5.1, page II-1</u>

21. Please delete as inappropriate the statement that the "opinion is issued solely for your benefit and use in connection with the matter described herein and is not to be relied upon by any other person, firm or entity . . . ."

<u>General</u>

22. Please file an updated consent from BDO China Shu Lun Pan Certified Public Accountants LLP regarding their reports dated June 29, 2021, related to the consolidated financial statements for the fiscal year ended March 31, 2021.

You may contact Brian Fetterolf at 202-551-6613 or Lilyanna Peyser at 202-551-3222 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Elizabeth Fei Chen